
06025697

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
FEB 1 3 2006
WASH, D.C.
213
SECTION

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: February 2 2006

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)


PROCESSED
FEB 22 2006
THOMSON
FINANCIAL

93 Benton Hill Road
Sharon, CT 06069
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's 2005 Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corp.
(Registrant)

"James Sinclair"

Date: February 2, 2006

James E. Sinclair, Chief Executive Officer

SEC FILE NO.: 0-50634
CIK 0001173643

2005
ANNUAL REPORT



TAN RANGE EXPLORATION CORPORATION

TAN RANGE PROSPECTING LICENSES

200000 mE
300000 mE
400000 mE
500000 mE
600000 mE
Lake Victoria
N
9800000 mN
Mwanza
9700000 mN
9600000 mN
9500000 mN

- Tanzam 2000
- Tancan Mining
- Northern Mining JV
- Barrick JV
- Anglo Gold Ashanti Ltd. JV

25
kilometres
1:2,000,000



Sisal plants bordering a typical country road.

THE CHAIRMAN'S REPORT

Much as expected, our achievements on the exploration front and elsewhere during the past year coincided with a sharp upside movement in the gold price. However, gold was not the only star performer in this generational bull market in commodities: base metals reached almost unheard of levels, portending a commodities boom which I believe could be without historical precedent.

This across-the-board increase in commodity prices – gold being among the strongest performers - augmented the value of the Company's mineral holdings in Tanzania and served to validate management's strategy of positioning Tan Range as a gold royalty company.

Inaugural Visit

In late 2005, I was honored to be invited to the inauguration of Tanzania's newly elected president, Jakaya Kikwete, a longtime friend and colleague. Tanzania is a beacon of democracy on the African Continent and I have no doubt that great things are in store for the east African country under his enlightened leadership. It is an honor for me personally and for my company to be playing a role in Tanzania's transition from a largely agricultural to a market-based economy.

Personal Funding of Company Will Continue

Throughout the year, I personally contributed $2,625,000 to the Company's treasury in a series of private placements. The purchase price for these shares reflected the weighted average trading price of the Corporation's shares for the five consecutive trading days preceding the purchase agreement. No warrants, options or other rights were issued or granted in connection with these placements.

I am pleased to inform our shareholders that I fully intend to continue with these private placements which will enable the Company to achieve its business objectives without the obligations associated with outside sources of financing.

Exchange Listings & Market Transparency

In May of this year, the Company's shares were approved for trading on the American Stock Exchange (AMEX). We are now dually listed on the Toronto Stock Exchange (TSX) and the AMEX, providing North American shareholders and investors with the broadest market access possible.

As a self-regulatory organization, the AMEX maintains extraordinary integrity by combining a specialist-based auction market with state-of-the-art trading technology, allowing all trades to be executed swiftly, with reliability, accuracy, and transparency.

It's also worth noting that the TSX is the largest "mining exchange" in the world and one of the best regulated.

In any event, I want all our shareholders to know that as a public corporation, the Company is committed to operating under strict ethical standards including highly transparent corporate governance and timely disclosure of material information to all stakeholders. That's our promise and we intend to scrupulously adhere to these standards both in spirit and in practice.

Expiry of Rights Plan

The Company's Shareholder Rights Plan was allowed to expire on April 19, 2005. Introduced in 2000, this program was implemented as a means of delaying an acquisition by



Shinyanga area scenery

a suitor through a potential increase in share capital. It is the opinion of management that in today's strict corporate governance environment, renewal of this program was not in the best interests of the Company and its shareholders.

Business Strategy Overview

Since taking the helm of the Company in 2002, my primary objective has been to implement and refine an exploration and investment framework that will produce unencumbered royalty income from our gold and other mineral projects in the Lake Victoria Greenstone Belt (LVGB) of Tanzania.



Life in the trenches

As our royalty plan unfolds, it will give shareholders exposure to a financial company with low overhead, leverage to actual gold production and also to much higher gold and base metal prices that I firmly believe are just around the corner. With this strategy fully operational, I anticipate the Company will trade as a proxy for inflation, providing shareholders with maximum leverage to commodity prices and escalating corporate profits.

Premise to Our Royalty Strategy

Our strategy is to generate royalty income by discovering economic concentrations of mineralization by way of partnership arrangements with both senior and junior companies, by actively exploring properties for our own account, or by way of acquisitions, mergers and strategic relationships with other companies.

The fundamental premise behind our royalty strategy is that we can discover gold at a much lower cost per ounce through exploration as compared to purchasing production royalties on the open market. While this royalty concept may seem simple enough, it must be underpinned by something more tangible: Our major land position in the heart of one of the world's most productive gold belts and the most stable and democratic country on the African Continent.

I can assure every shareholder that we do indeed have this land position. In fact, Tan Range is the largest individual landholder in the LVGB with 141 mineral licenses covering more than 11,570 square kilometres. All of these licenses passed a rigorous selection process before they were acquired, greatly improving the odds of discovering economic mineral deposits on them.

Thirty four of these mineral licenses have been dealt to various companies including Barrick Gold, AngloGold-Ashanti and Northern Mining Explorations. In my opinion, there is no better validation of our acquisition methodology than the generous royalty agreements we have with these parties and, in the case of MDN, its recent exploration successes.

Although the Company's main focus is gold, the geology of the LVGB is also very prospective for diamonds and base metals – especially nickel - and I assure you that we have the technical capacity to evaluate properties exhibiting potential for all these commodities.

Exploration Methodologies

The practical means of achieving royalty income through exploration encompasses the careful application of in-house geological expertise and our in-depth knowledge of the Tanzanian minerals industry including permitting and other regulatory issues.

Our exploration methodology involves the definition of mineral potential on a property employing both standard and proprietary evaluation techniques. These techniques typically include the gathering of soil geochem and biogeochem samples, the utilization of ground and airborne geophysics, the initiation of trenching programs, and the completion of rotary or diamond drilling to establish predefined mineral potential in bedrock.

In the case of biogeochemistry, we have developed our own exploration protocols, a sample preparation facility, and trained Tanzanian technicians to gather and prepare samples for analysis. The Company's experience with biogeochemistry thus far shows it to be an efficient, economical and rapid method for obtaining insights into the geochemistry of underlying substrate, while providing a focus for more detailed investigations with so-called "conventional" exploration tools. Biogeochem and RAB drilling have been used effectively as "condemnation" tools to ensure we have fully evaluated the mineral potential on a property before we abandon it.

Royalty Agreements

Following the establishment of exploration potential on a particular property, the Company enters into Confidentiality Agreements with qualified parties who would then be offered the right to option 100% of the property under specific terms.

Our royalty agreements include strict payment schedules that specify escalating rental payments that coincide with exploration expenditures incurred by our partners over the life of our agreements. All expenses incurred directly by the Company (usually from early-stage exploration) are generally repaid at full feasibility followed by royalties at production.



Reviewing geological maps in field tent

Rental payments derived from our option agreements under accounting guidelines enters our financial statements as a return of expense and not as income at that specific time.



Rotary drill rig in action

When a property is dealt to a third party under a formal option agreement, the expense obligation to the Company (usually for exploration) either falls to zero or is negligible.

What the Company seeks to avoid by going the royalty route is exposure to non-recourse loans which are popular in the minerals industry as a means of funding new mine development. The non-recourse nature of such loan facilities, we believe, is generally based on derivative debt and therefore carries risks that are unacceptable to our shareholders.

The Company's decision to pursue royalty income as opposed to percentage operating interests in new production is further based on escalating costs for new mine development along with the high cost of energy which is the largest single component in mine operating costs (up to 25% in some cases). None of these factors have any impact on the Company's revenue stream from its royalty interests because they are based on a fixed percentage of metal sales after refining costs.

Exploration-Generated Royalties Versus Market Purchases

In general, the purchase of royalty interests on the open market involves either the issue of equity (shares) to the seller or payment for the royalty through loans from banks and/or secondary lenders. As mineral explorers, the potential to generate ongoing royalty income remains virtually unlimited and is a function of our ability (and our partners) to produce tangible exploration successes, namely the establishment of gold resources in the ground.

On the other hand, the opportunity to purchase royalties today on the open market is extremely limited given the fact there are few new production sources coming on line. Also, whatever royalties are likely to be available will become extremely expensive, especially in a booming commodities market.

A gold royalty company derives its income from passive (non-operating) interests in mining operations that provide the royalty holder with the right to garner revenue from the project in cash or in physical product (gold) after deducting smelter costs.



Drill crew preparing rig for next hole

2005 Exploration Successes

And now I would like to speak to our successes on the exploration front and to the people that make it all happen. In terms of technical competence and motivation, I would rank our exploration staff second to none, not just in Tanzania but anywhere in the world. We are indeed blessed to have both expatriate and Tanzanian technical and support staff who share our corporate goals and values.

Tools of the Trade

In order to expedite work on our prospecting licenses, I personally financed the acquisition of a multi-purpose drilling rig which after some initial teething pains has proved to be a tremendous boon to exploration. The unit is a highly mobile, self-contained drilling rig with the mechanical versatility to complete both RC (Reverse Circulation) and RAB (Rotary Air blast) drill holes.

For those of you that are unfamiliar with drilling technology, RC drilling involves collecting sample material up a drill pipe which eliminates contamination from adjoining wall rock. It is generally seen to provide as representative a sample grade as you would get from diamond drill core. On the other hand, RAB drilling is typically employed to confirm the existence of gold mineralization within a body of rock and is not appropriate for resource calculations. RC or diamond drilling would then be required to validate the RAB drill results.

In the coming year, we will be looking at adding to our exploration capabilities with the purchase of another drilling rig, either a percussion unit or a diamond drill.

Core Exploration Projects
Luhala

A large-scale rotary drilling program significantly expanded the resource potential on the Company's Luhala Gold Project, while multiple zones of highly anomalous gold mineralization were discovered on several other wholly-owned licenses in the LVGB.

In the most recent phase of drilling at Luhala, 29 RC holes aggregating 2,140 metres were completed on the principal mineralized zone at Kisunge Hill. A specific emphasis was placed on determining the structural controls on the higher grade mineralization, producing a 3-D model of the mineralization for follow-up in 2006, and establishing a drill indicated resource from the results employing a powerful software program for processing of exploration and mining data. The final results from this work should be available in early 2006.

A total of 418 RAB holes comprising 8,287 metres were drilled on all seven Luhala Project Licenses in the latest phase of drilling. This work was aimed at untested soil anomalies and favourable lithological horizons under overburden that typically averages about eight metres in thickness. In general, the RAB-based drilling program at Luhala ranged from 2-10 kilometres away from the main discovery announced last year and was reconnaissance in nature.

I would encourage shareholders to review our website at: www.tanrange.com for detailed information on our activities in the LVGB.



Storage area for sample bags at Shinyanga

MDN Discovery at Tulawaka

Also on the exploration front and subsequent to year-end, Northern Mining Explorations Ltd. (MDN) made a significant gold discovery on a prospecting license held under option from Tan Range in the Tulawaka region of Tanzania.

The discovery area is located approximately 15 kilometres from the Tulawaka Gold Mine (Barrick 70% - MDN 30%) and extends for a strike distance of approximately 0.4 kilometres and across a width of 0.3 kilometres. The target evaluated in the drill program was previously unknown and still remains open along strike and at depth.

MDN's recent program tested three targets, two of which revealed significant gold intersections. Both gold discoveries are interpreted as being associated with shear zones that are close to the contact between volcanic and granitic rocks, a conducive environment for hosting gold deposits.

With the Tulawaka mine fully operational, this is prime hunting ground for Barrick in its effort to replenish its rapidly depleting reserve base.

Diamond Exploration

Kimberlite exploration represented a significant component in the Company's field activities during 2005, with diamond indicator minerals including garnets, ilmenites and chromites discovered on several properties. Systematic sampling of hard rock occurrences and stream drainages was designed to narrow down the search area for kimberlite pipes, the primary host for diamonds.

Subsequent to year-end, the Company announced the discovery of 11 kimberlites within a major diamond trend, six of which were brand new discoveries. Samples have been submitted from these kimberlites for analysis to determine whether they are diamondiferous along with their economic potential.

Approval Received For Important Licenses

In late 2005, the Tanzanian government approved full access and exploration activity for nine prospecting licenses in the southwestern portion of the LVGB that fall under royalty agreements with AngloGold Ashanti (previously Ashanti Goldfields), one of the world's preeminent gold mining companies.

This approval triggered an accounts receivable rental payment of USD $341,141 due to the Company under our multi-year option-royalty agreement with AngloGold-Ashanti. This payment is over and above the expenditures already incurred by AngloGold-Ashanti under the agreement.

Acknowledgements

At this time, I would like to acknowledge the stellar effort put out by our President, Mr. John Deane, and to his exploration staff who accomplished so much in the past year. Special thanks to Joseph Kahama, Marlene Sinclair and Phillip Sango in Dar es Salaam; to our hands on directors; CFO, Victoria Luis; and also to Helen Hansen, Gil Graham and David Duval based in Vancouver.

Respectfully yours,

James E. Sinclair
Chairman & CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis of Financial Condition and Results of Operation ("MD&A") for Tan Range Exploration Corporation (the "Company") should be read in conjunction with the audited Consolidated Financial Statements for the years ended August 31, 2005 and 2004.

The financial information in the MD&A is derived from the Company's Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD & A is November 28, 2005.

Overall Performance

As of August 31, 2005 the Company had Current Assets of $1,596,352 as compared to $2,065,573 on August 31, 2004. Last year Current Assets included a deposit of $484,978 which was advanced for the commissioning of a drill rig. This balance is now included in equipment and leasehold improvements. After excluding this deposit from the Current Assets as at August 31, 2004, a modest reduction in the value attributed to Current Assets has been realized in the current reporting year. Deferred Exploration Costs amounted to $19,739,275 as of August 31, 2005 which includes gross expenditures of $1,817,102 expended this year. The Company recovered $301,191 of exploration costs from its option partners in 2005 and $331,934 in 2004. The Company has also recorded a write down in 2005 of $1,629,932 (2004 - $ nil) on mineral properties abandoned.

The Company has financed its operations and investments through the issuance of common shares. During 2005, the Company raised $2,694,325 (2004 - $2,596,500) through the issuance of share capital and share subscriptions.

Corporate Strategy and Objectives

Management's primary mandate is to implement and refine on an ongoing basis an exploration and investment framework that will produce unencumbered royalty income for the Company from gold and other mineral projects in Tanzania.

The premise behind our royalty strategy is that we can discover gold at a much lower unit cost through exploration as opposed to purchasing gold production royalties on the open market.

The Discovery Process

The Company intends to generate royalty income by discovering economic concentrations of mineralization by way of partnership arrangements with both senior and junior companies, through exploration for its own account, or by way of acquisitions, mergers and strategic relationships with other companies.

The practical means of achieving royalty income through exploration encompasses the careful application of in-house geological expertise and our in-depth knowledge of the Tanzanian minerals industry.

Our exploration methodology involves the definition of mineral potential on a property employing both standard and proprietary evaluation techniques. These techniques typically include the gathering of soil geochem and biogeochem samples, the utilization of ground and airborne geophysics, the initiation of trenching programs, and the completion of rotary drilling to establish mineral potential in bedrock.

Royalty Agreements

Following the establishment of exploration potential, the Company enters into confidentiality agreements (CA's) with qualified parties who would then be offered the right to option 100% of the property under specific terms including advanced and post production royalty payments. Underpinning this entire strategy is our policy of maintaining low risk, non-dilutive royalty interests in mineral projects with long-term production potential.

In general, the purchase of royalty interests on the open market involves either the issue of equity (shares) to the seller or payment for the royalty through loans from banks and/or secondary lenders. As mineral explorers, the potential to generate ongoing royalty income remains virtually unlimited and is a function of our ability to produce tangible exploration successes, namely the establishment of gold reserves or resources in the ground.

On the other hand, the opportunity to purchase royalties today on the open market is extremely limited given the fact there are few new production sources coming on line. Also, whatever royalties are likely to be available will become extremely expensive.

A gold royalty company derives its income from passive (non-operating) interests in mining operations that provide the royalty holder with the right to garner revenue from the project in cash or in physical product (gold) after deducting smelter costs.

What the Company seeks to avoid by going the royalty route is exposure to non-recourse loans which are popular in the minerals industry as a means of funding new mine development. The non-recourse nature of such loan facilities, we believe, is generally based on derivative debt and therefore carries risks that are unacceptable to us.

The Company's decision to pursue royalty income as opposed to percentage operating interests in new production is further based on escalating costs for new mine development along with the high cost of energy which is the largest single component in mine operating costs. None of these factors have any impact on the Company's revenue stream from its royalty interests because they are based on a fixed percentage of metal sales after refining costs.

The Company's royalty agreements include strict payment schedules that specify escalating rental payments that coincide with exploration expenditures incurred by our partners over the life of our agreements. All expenses incurred directly by the Company (usually from early-stage exploration) are generally repaid at full feasibility followed by royalties at production. Rental payments derived from our option agreements under accounting guidelines enters our financial statements as a return of expense and not as income at that specific time.

When a property is dealt to a third party under a formal option agreement, the expense obligation to the Company (usually for exploration) for that particular property either falls to zero or is negligible.

Financial Company Structure

The final character of our business plan is structured to reflect the financial nature of the Company's operations. Management expects to see the Company produce income growth based on escalating gold prices – given the fact we have a fixed floor and ceiling in our royalty agreements – and trade at a premium in the marketplace as a proxy for inflation.

Property Acquisitions and Abandonments

On the path to achieving these defined objectives, we have within this reporting period secured 11 new option agreements covering 11 properties. These properties were acquired on the basis of favorable geology and will be evaluated in detail by our in-house technical staff to firm up exploration potential and make them attractive to potential partners under standard royalty agreements. A total of 55 properties were reviewed during the reporting period while 23 others failed to meet our selection criteria and were abandoned.

At the present time, we have 34 mineral licenses dealt to various companies including Barrick Gold, AngloGold-Ashanti and Northern Mining Explorations. The Company is the largest individual license holder in Tanzania with 141 mineral licenses covering more than 11,570 square kilometres. All of these holdings are located in and around the world-class Lake Victoria Greenstone Belt in Tanzania.

Subsequent Events

Recently, and subsequent to the August 31, 2005 Balance Sheet date, the Tanzanian government approved full access and exploration activity for nine prospecting licenses in the southwestern portion of the Lake Victoria Gold Belt that fall under royalty agreements with AngloGold-Ashanti (previously Ashanti Goldfields), one of the world's preeminent gold mining companies. We consider this long sought access permit to be material to the Company's future.

This approval will facilitate a potential recovery of amounts owing to the Company under our multi-year option-royalty agreement with AngloGold-Ashanti. This payment is over and above the exploration expenditures already incurred by AngloGold-Ashanti under the agreement.

As previously reported, one of the strongest gold occurrences on the AngloGold-Ashanti option (Luhwaika), returned grab samples ranging from 0.01 to 233 grams (7.5 ounces) gold per tonne. The numerical average for 25 samples taken at this site was 11.8 grams (0.38 ounce) per tonne, while the average excluding the high-grade value (233 grams) was 2.5 grams (0.08 ounce) per tonne. A swarm of narrow veins has been discovered 300 metres away at Luhwaika West, which could represent a bulk tonnage gold deposit target.

Grab samples from Igunda, a shear-hosted, steeply dipping narrow vein occurrence three kilometres southeast of Luhwaika, ranged from 0.02 to 35.6 grams (1.1 ounce) per tonne. Nineteen grab samples from this occurrence returned a numerical average of 3.58 grams (0.12 ounce) per tonne, while the average excluding the high-grade value (35.6 grams) was 1.7 grams (0.05 ounce) per tonne.

EXPLORATION SUMMARY

Gold Exploration

Among the Company's most significant exploration successes during the year was the drill program on its Luhala Gold Project. The program was designed to follow up on favorable trenching results that returned significant gold values near surface. Three gold zones have been identified at Luhala: Kisunge West, Kisunge East and Kisunge Central. The Company's ability to evaluate the zones at depth was severely restricted by the inadequacy of its contractor-supplied drill rig and several holes were terminated in gold mineralization for that reason. This was a motivating factor in the Company's decision to purchase a new drill rig which has the capacity to drill RC (Reverse Circulation) and RAB (Rotary Air Blast) holes.

In September 2004, four trenches were excavated on a large regional soil anomaly measuring four kilometres in length and one kilometre in width on the Shinyanga Project Area in the southeastern portion of the Lake Victoria Greenstone Belt. Channel samples within this anomalous complex included highs of 10.3 grams per tonne gold across a 15 centimetre wide quartz vein and 10.3 grams across an 8 centimetre quartz vein. The average value for a 1.53 metre true section along these quartz veins was 2.12 grams per tonne gold.

In January 2005, the Company reported the discovery of highly anomalous gold and copper values in the Nyakona Hill area on its Kibara Project in Tanzania. Grab sample values included: 3.3 grams gold per tonne and 18.2% copper; 2.8 grams gold per tonne and 17.2% copper; 3.44 grams gold per tonne and 6.6% copper and 3.3 grams gold per tonne and 5.7% copper. These observations from this property are interesting given that a copper-gold association occurs at Barrick's nearby Bulyanhulu mine and Chocolate Reef deposit.

The new drill rig arrived in Mwanza, Tanzania in late April of 2005 and by June drilling had resumed on the Shinyanga Project to follow up on the favorable results reported the previous year. Mechanical issues with the drill slowed progress but these issues were largely resolved with the assistance of the drill manufacturer and the program was finished in August 2005.

Subsequently, the drill moved to the Shenda Area in the Kanegele region where drilling was completed the first week in September. The Shenda PL represents the second license where the Company's biogeochemical protocol was tested by drilling shallow holes. A total of 316 RAB (Rotary Air Blast) holes were completed on this license, amounting to 3,647metres. In addition, six RC holes were drilled totaling 258 metres. A record day for drilling occurred on September 2, 2005 when 649 metres of drilling was completed.

In early September 2005, the Company's exploration camp was moved from Shenda to Luhala with drill crews taking time off while maintenance was performed on the drill to ensure it would operate at peak performance for the upcoming Luhala drill program which began in October 2005. The RAB drilling component at Luhala focused on regional soil geochem targets and old RAB anomalies that had yet to be followed up. In addition, some of the program involved condemnation drilling on surrounding licenses where large property payments are due next year.

The RC drill program was designed to test the lateral continuity of gold values intersected in the three main target areas on Kisunge hill and generate an initial resource within these three target areas. The gold bearing horizon identified to date is quite flat, having a slightly steeper dip than Kisunge hill. Being oxide material, it allows for high penetration rates although overall ground conditions can be quite variable, resulting in a few lost holes. Near surface oxide material is attractive from an economic perspective because it can be bulk mined by open pit methods, with gold recovery using conventional heap leach techniques.

Kimberlite (Diamond) Exploration

Kimberlite exploration represented a significant component in the Company's field activities during the 2005 year, with diamond indicator minerals including garnets, ilmenites and chromites discovered on several properties. Systematic sampling of hardrock occurrences and stream drainages was designed to narrow down the search area for kimberlite pipes, the primary host for diamonds.

This grid-based sampling procedure allows the Company to focus its resources on targets with the greatest discovery potential. Kimberlites often have magnetic signatures that contrast with the surrounding rock. However, in Tanzania, this important feature can be masked by heavy overburden or mbuga. As a result, the Company is making use of its biogeochemical capability to confirm the existence of indicator minerals beneath moderate to deep Mbuga.

In the Geita Project area, a follow-up stream sampling program in June returned kimberlitic grains from a target area that produced favourable results in 2004. Further sampling and ground magnetic work are planned on this particular target area. In addition, microprobe analysis confirmed that a chromite grain discovered in the Ushirombo West Project area had a kimberlite source.

Other

Barrick Gold returned the Itetemia and Katente mineral licenses to the Company after concluding that the resources identified on these licenses were incompatible with Barrick's mineral processing facility at the nearby Bulyanhulu gold mine. No work has been done on either licenses since their return by Barrick. However, the Company expects to utilize its biogeochemical expertise and new drill to exploit the resource potential on these highly prospective licenses at a later date.

The Company has submitted a patent application under international intellectual property laws pertaining to an internally-developed biogeochemical protocol for mineral exploration. The patent application covers species selection, field sampling techniques, the training of samplers, data recording and a number of related procedures.

New acquisitions during the year boosted the Company's holdings to 141 mineral licenses covering more than 11,570 square kilometres, making Tan Range the largest individual license holder in the Lake Victoria Greenstone Belt.

Outlook

The Company expects to maintain exploration expenditures at levels well above historic averages given the extent of its property holdings and the advanced stage nature of several of its properties. The purchase of a new drill rig and the integration of biogeochemical techniques into our exploration methodology is expected to optimize the Company's ability to evaluate targets in a cost effective and efficient manner. More targets are planned to be examined compared to the prior year and exploration expenditures will reflect the increased level of activity.

As in the past, the majority of this exploration work is expected to be funded from private placements by James E. Sinclair, Chairman and CEO of the Company.

In addition to the higher level of expenditures planned on wholly-owned properties, the Company's joint venture partners, AngloGold-Ashanti and Northern Mining Explorations ("MDN"), have indicated they will be allocating significant resources to projects that are subject to royalty agreements with Tan Range. MDN recently announced the discovery of significant gold mineralization on a property it holds under a royalty agreement with Tan Range in the Tulawaka area. In order to fully exploit the potential of this property, exploration expenditures are expected to increase significantly.

Shareholder Rights Plan

The Company's Shareholder Rights Plan was allowed to expire on April 19, 2005. Introduced in 2000, this program was implemented as a means of delaying an acquisition by a suitor through a potential increase in share capital. It is the opinion of management that in today's strict corporate governance environment, renewal of this program was not in the best interests of the Company and its shareholders. It should be noted that the Company neither has nor expects a suitor at this time.

Selected Annual Information

	Aug 31, 2005	Aug 31, 2004	Aug 31, 2003
Total Revenues	$0	$0	$0
Net Loss for the period	($2,931,063)	$(1,616,364)	$(3,014,778)
Basic and diluted loss per share	($0.04)	($0.02)	($0.04)
Total assets	$22,257,683	$22,092,373	$21,424,565
Total Long Term Financial Liabilities	$175,011	$0	$0
Cash dividends declared per share	$0	$0	$0

Results of Operations

The loss before income tax in 2005 was $3,578,628, a $1,962,264 increase from last year's loss before income taxes of $1,616,364. The major reason for the higher loss before income taxes in 2005 was the write-off of deferred mineral property and exploration costs of $1,629,932 on the abandonment of certain mineral properties in 2005. There was no abandonment or write-off of deferred exploration costs the previous year. A loss on foreign exchange of $134,650 was incurred in 2005 as compared to a gain of $48,630 in 2004. The 2005 foreign exchange loss is a result of exchange-related losses associated with the decline in value of the US dollar and Tanzanian shilling relative to the Canadian dollar. Net interest earned has decreased from $30,626 for the year ending August 31, 2004 to an expense of $11,488 for the current year-end. The reduction in interest earned is a reflection of the sale of high interest yielding bonds and includes interest paid on the interim financing and the Company's capital lease obligation for the Company's drill rig. The increase in insurance expense from $65,744 for the year ending August 31, 2004 to $97,412 for the current year and the increase in amortization from $54,643 for the year ending August 31, 2004 to $88,981 for the current year are both attributable to the acquisition of the drill rig and its ancillary equipment. The increase in Transfer Agent and Listing fees from $68,895 for the year ended August 31, 2004 to $140,166 is largely due to the listing on the American Stock Exchange. The increase in Salaries and Benefits from $604,368 for the year ending August 31, 2004 to $691,059 for the current year is a result of both a larger staff to accommodate the operation of the drill rig and a higher wage level to remain competitive with local salary scales. Some of these increased expenses have been offset by a reduction in Professional Fees from $201,167 for the year ending August 31, 2004 to $147,333 for the current year and a reduction in Property Investigation costs from $254,991 for the year ending August 31, 2004 to $133,627 for the current year. Professional Fees were reduced due to the successful initial completion of the Form 20-F in the prior year and Property Investigation Costs have decreased due to the focus on exploring properties held in inventory rather than increasing our portfolio of properties. The Company recorded a recovery in capital taxes during the year ending August 31, 2004 of $46,052, and no such recovery was incurred in the 2005 year.

The Company recorded a non-cash future income tax recovery of $647,565 during the year ended August 31, 2005 due to additional tax basis accumulating in Tanzania in excess of the carrying value of mineral properties and deferred exploration costs. No such recovery was recorded in the prior year, resulting in a loss for the year of $2,931,063 compared to a loss of $1,616,364 in the prior year.

Summary of Quarterly Results (unaudited)

	August		May		February		November	
	2005	2004	2005	2004	2005	2004	2005	2004
Total Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($869,982)	($320,487)	($494,192)	($379,596)	($1,770,430)	($362,385)	($444,024)	($553,896)
Basic and diluted loss per share	$0.010	$0.004	$0.006	$0.005	$0.021	$0.004	$0.10	$0.10

There are two primary reasons for fluctuations in quarterly operating results. If a property is deemed uneconomical it results in a write-off of the deferred exploration cost which can result in a large one time loss. This explains the variation experienced in the quarters ending February 2005 and August 2005. Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with investigating properties is not deferred but rather is expensed as incurred.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development work on its properties is largely based upon its ability to raise capital by equity funding. Throughout the year, the Company raised $2,625,000 by issuing 2,204,517 shares in Private Placement tranches with Mr. Sinclair, Chairman and CEO of the Company. In addition the Company received $813,828 for share subscriptions for which shares were issued subsequent to August 31, 2005. The Company also received $69,325 for 107,500 options that were exercised.

As of August 31, 2005 the Company's working capital was $1,388,906 as compared to $1,918,901 on August 31, 2004. The Company feels confident that it will continue to be able to raise capital through Private Placements with the Company's Chairman and CEO at an estimated total of $3,800,000 for the year ending August 31, 2006, of which over $800,000 had already been received as at August 31, 2005. Also, as the Company's mineral properties advance under various exploration agreements, rental payment accruals could increasingly play a role in funding exploration activities for our own account.

The following table sets out the Company's known contractual obligations as of the latest fiscal year end:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 year**	**2-3 years**	**4-5 years**	**More than 5 years**
Vancouver Office Lease[1]	$15,750	$15,750	Nil	Nil	Nil
Capital Lease	US$209,034[2]	US$43,248	US$86,497	US$79,289	Nil

(1) Expires on May 31, 2006 (2) Includes finance charges

Capital Resources

The Company acquires gold and other mineral concessions through its own efforts or those of its subsidiaries. All of the Company's concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence is granted for further development. There are no set work requirements to keep the concessions in good standing. A prospecting licence is issued for a period of up to three years and is renewable two times for a period up to two years each. At each renewal, at least 50% of the area must be relinquished. A reconnaissance licence is issued for one year and renewed for a period not exceeding a year.

All prospecting licences granted by the Tanzanian government are subject to an annual rental fee of not more than U.S. $30 per square kilometer, a minimum exploration work commitment, and employment and training of Tanzanians. In addition, the government of Tanzania imposes a royalty on the gross value of all gold production at the rate of 3%.

Many of the Company's mineral properties are being acquired over time by way of option payments. It is at the Company's option as to whether to continue with the acquisition of the mineral properties and to incur these option payments. Current details of option payments required in the future if the Company is to maintain its interest are as follows:

Option Payments Due by Period (US$)					
Option Agreement Obligations	**Total**	**Less than 1 year**	**2-3 years**	**4-5 years**	**More than 5 years**
	$2,951,500	$418,000	$829,000	$847,000	$857,500

The Company feels confident that it will continue to be able to raise capital through Private Placements with James E. Sinclair, the Company's Chairman and CEO, at an estimated total of $3,800,000 for the year ending August 31, 2006. As at November 22, 2005, $1,725,000 of this funding had been received by the Company. Although no assurance can be given, the Company believes it will be able to raise additional capital as required to fund its commitments. In addition, if necessary, the Company could adjust the extent and timing of certain expenditures.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the year ended August 31, 2005, $44,813 was paid or payable by the Company to existing directors and a former director for consulting fees. Directors were paid $92,986 in directors fees in 2005. The Company expects to continue paying directors and officers consulting and directing fees in the coming year at a similar level.

Fourth Quarter

Net loss for the fourth quarter was $869,982 versus $320,487 for the same period in the previous year. The primary reason for the increase in the loss was the write-off of mineral properties in 2005 in the amount of $181,109. Loss on Foreign Exchange was $131,184 for the fourth quarter of 2005 as compared to $32,206 for the fourth quarter 2004. Amortization for the fourth quarter 2005 was $58,800 as compared to $16,470 for the fourth quarter 2004. Insurance was $36,337 for the fourth quarter 2005 as compared to $17,101 for the fourth quarter 2004. The increase in insurance and amortization are attributable to the ownership and operation of the new drill rig.

Changes in Accounting Policies including Initial Adoption

During the year ended August 31, 2005, the Company adopted the Canadian Institute of Chartered Accountants' new Handbook Section 3110 "Asset Retirement Obligations" The adoption of this accounting policy had no effect on the consolidated financial statements and there have been no other changes in accounting policies which effect the August 31, 2005 Consolidated Financial Statements.

Critical Accounting Estimates

The Company's most critical accounting estimate relates to the write-off of exploration licenses and associated costs. Management assesses impairment of its exploration prospects quarterly. If an impairment results, the capitalized costs associated with the related project or area of interest are charged to expense.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 85,218,532 common shares outstanding. In addition, there were 417,500 director and employee stock options outstanding at an average weighted price of $0.79. The Company had no share purchase warrants outstanding.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities and obligations under the capital lease. The fair value of the Company's financial assets and liabilities is estimated to approximate their carrying value.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk and sovereign risk.

Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was carried out. Based on this evaluation we have concluded that our disclosure controls and procedures are effective to ensure that information required (a) to be disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Tan Range Exploration Corporation has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the Company and its business activities is available on SEDAR at:
www.sedar.com



TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended August 31, 2005 and 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements of Tan Range Exploration Corporation have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principals generally accepted in Canada and contain estimates based on management's best judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safeguarded and financial information is reliable.

The Audit Committee of the Board of Directors is composed primarily of non-management directors. It meets annually with the Company's management and auditors and reviews internal control and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the consolidated financial statements to the Board of Directors for approval.

The Company's auditors, KPMG LLP, have examined these consolidated financial statements and their report follows.



James E. Sinclair
Chairman and CEO



Victoria Luis
Chief Financial Officer

Vancouver, Canada
November 4, 2005

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Tan Range Exploration Corporation as at August 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


KPMG LLP

Chartered Accountants

Vancouver, Canada
November 4, 2005

TAN RANGE EXPLORATION CORPORATION
(An Exploration Stage Company)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

Years ended August 31, 2005 and 2004

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 1,395,468	$ 1,067,448
Short-term investments	-	415,201
Accounts and other receivables (note 8)	77,677	61,035
Inventory	49,934	-
Prepaid expenses	73,273	521,889
	1,596,352	2,065,573
Mineral properties and deferred exploration costs (note 3)	19,739,275	19,853,296
Equipment and leasehold improvements (note 4)	922,056	173,504
	$ 22,257,683	$ 22,092,373
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 172,812	$ 146,672
Current portion of obligations under capital lease (note 5)	34,634	-
	207,446	146,672
Obligations under capital lease (note 5)	175,011	-
Future income taxes (note 6)	-	647,565
Shareholders' equity:		
Share capital (note 7)	44,839,796	42,145,471
Share subscriptions received (note 7(b))	813,828	-
Deficit	(23,778,398)	(20,847,335)
	21,875,226	21,298,136
	$ 22,257,683	$ 22,092,373

Nature of operations (note 1)
Commitments (notes 3 and 9)
Subsequent events (note 10)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


James E. Sinclair, Director


Victoria Luis, Director


Norman Betts, Director

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended August 31, 2005 and 2004

	2005	2004
Expenses:		
Amortization	$ 88,981	$ 54,643
Annual general meeting	36,299	21,894
Capital tax	3,243	(46,052)
Consulting and management fees	139,054	140,099
Insurance	97,412	65,744
Memberships, courses and publications	649	6,551
Office and administration	76,022	82,643
Office rentals	65,760	103,134
Press releases	41,814	23,642
Printing and mailing	46,220	19,266
Professional fees	147,333	201,167
Promotions and shareholder relations	12,495	8,408
Salaries and benefits	691,059	604,368
Telephone and fax	29,407	29,592
Training	18,756	14,433
Transfer agent and listing	140,166	68,895
Travel and accommodation	36,881	40,284
	1,671,551	1,438,711
Other expenses (earnings):		
Foreign exchange	134,650	(48,630)
Interest, net	11,488	(30,626)
Loss (gain) on sale of asset	(93)	12,692
Gain on sale of short-term investments	(2,527)	(10,774)
Property investigation costs	133,627	254,991
Write-off of mineral properties and deferred exploration costs (note 3)	1,629,932	-
	1,907,077	177,653
Loss before income taxes	(3,578,628)	(1,616,364)
Future income tax recovery	647,565	-
Loss for the year	(2,931,063)	(1,616,364)
Deficit, beginning of year	(20,847,335)	(19,230,971)
Deficit, end of year	$ (23,778,398)	$ (20,847,335)
Basic and diluted loss per share	$ (0.04)	$ (0.02)
Weighted average number of shares outstanding (note 2(i))	83,387,939	81,056,126

See accompanying notes to consolidated financial statements.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended August 31, 2005 and 2004

		2005		2004
Cash provided by (used in):				
Operations:				
Loss for the year	$	(2,931,063)	$	(1,616,364)
Items not affecting cash:				
Amortization		88,981		54,643
Loss (gain) on sale of asset		(93)		12,692
Gain on sale of short-term investments		(2,527)		(10,744)
Write-off of mineral properties and deferred exploration costs		1,629,932		-
Future income tax recovery		(647,565)		-
		(1,862,335)		(1,559,773)
Changes in non-cash working capital				
Accounts receivable and other receivables		(16,642)		(16,747)
Inventory		(49,934)		-
Prepaid expenses		(36,362)		(490,529)
Accounts payable and accrued liabilities		26,140		(312,328)
		(1,939,133)		(2,379,377)
Investing:				
Mineral properties and deferred exploration costs (note 3)		(1,817,102)		(1,512,784)
Option payments and recoveries		301,191		331,934
Equipment and leasehold improvement additions		(140,403)		(40,660)
Short-term investments		417,728		521,763
Proceeds on disposal of asset		2,653		-
Repayment of obligations under capital lease		(5,067)		-
		(1,241,000)		(699,747)
Financing:				
Share capital issued - net of issuance costs		2,694,325		2,596,500
Share subscriptions received		813,828		-
		3,508,153		2,596,500
Increase (decrease) in cash and cash equivalents		328,020		(482,624)
Cash and cash equivalents, beginning of year		1,067,448		1,550,072
Cash and cash equivalents, end of year	$	1,395,468	$	1,067,448
Supplementary information:				
Interest received, net	$	(11,488)	$	50,382
Non-cash transactions:				
Purchase of automotive equipment by way of capital lease		214,712		-
Deposit paid in 2004 for drilling equipment purchased in 2005		484,978		-

See accompanying notes to consolidated financial statements.

1. Nature of operations:

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. Consequently, the Company considers itself to be an exploration stage company. Although at August 31, 2005 the Company has spending commitments (note 3) which exceed funds on hand, it has financing commitments of $2,386,172 from its chairman and chief executive officer ("CEO"), of which $136,172 has been received subsequent to year end (note 10) and, if necessary, could adjust the extent and timing of certain expenditures. The recoverability of the amounts shown for mineral properties and related deferred costs are ultimately dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration expenditures represent net costs incurred to date, being less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

These financial statements have been prepared on the going concern basis which assumes that assets will be realized and liabilities settled in the normal course. These financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments could be necessary to the carrying value of assets and liabilities and such adjustments could be material.

2. Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

(a) Principles of consolidation:

These consolidated financial statements include the accounts of Tan Range Exploration Corporation and its subsidiaries. All intercompany amounts are eliminated on consolidation.

(b) Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar. The Company's subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates. Non-monetary assets are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate. Translation gains and losses are included in the statements of operations and deficit.

(c) Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less.

2. Significant accounting policies (continued):

(d) Short-term investments:

Interest-bearing securities having a term to maturity in excess of three months but less than one year are classified as short-term investments. Short-term investments are stated at the lower of cost and market value.

(e) Inventory:

Inventory consists of supplies for the Company's drilling rig and is stated at the lower of cost and replacement cost.

(f) Mineral properties and deferred exploration costs:

The Company holds various positions in mineral property interests, including prospecting licences, reconnaissance licences, and options to acquire mining licences or leases. All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off. Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and, accordingly, are only recognized as paid.

Amounts recovered from third parties to earn an interest in the Company's mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs. All other overhead and administration costs are expensed in the year they are incurred.

(Expressed in Canadian dollars)

2. Significant accounting policies (continued):

(f) Mineral properties and deferred exploration costs (continued):

Under CICA Handbook Section 3061, "*Property, Plant and Equipment*", for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. Emerging Issue Committee Abstract 126, "*Accounting by Mining Enterprises for Exploration Costs*", ("EIC-126") states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-126 also sets forth the EIC's consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 "*Enterprises in the Development Stage*" ("AcG 11") regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC's consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized. Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, "*Impairment of Long-Lived Assets*". Mineral properties and deferred exploration costs are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized if, at the date it is tested for recoverability, the carrying amount of the mineral property exceeds the sum of the undiscounted cash flows expected to result from its production and/or eventual disposition. The impairment loss is measured as the amount by which the carrying amount of the mineral property exceeds its fair value.

(Expressed in Canadian dollars)

2. Significant accounting policies (continued):

(g) Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Assets	Rate
Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Drilling equipment and automotive equipment under capital lease	6.67%
Leasehold improvements	20%

(h) Stock-based compensation:

Effective September 1, 2002, the Company adopted the new standards of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new standards have been applied prospectively. All stock-based compensation is determined based on the fair value method and expensed over the vesting period.

As the Company did not grant any stock options or had no other stock-based payments during the years ended August 31, 2005 and 2004, the new accounting standards have had no effect on the financial statements. Consideration paid on the exercise of stock options is credited to share capital.

(i) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

2. Significant accounting policies (continued):

(j) Asset retirement obligation:

During the year ended August 31, 2005, the Company adopted the Canadian Institute of Chartered Accountants new Handbook Section 3110 "*Asset Retirement Obligations*" ("HB 3110"). Under this new standard the Company recognizes the fair value of a future asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets if a reasonable estimate of fair value can be made. The Company concurrently recognizes a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at a credit-adjusted risk-free interest rate. Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Changes in the obligation due to the passage of time are recognized in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognized as an adjustment of the carrying amount of the related long-lived asset that is depreciated over the remaining life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with restatement of prior periods presented, however, the adoption of HB 3110 resulted in no changes to amounts previously presented.

(k) Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding. Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share. Outstanding stock options, special warrants and share purchase warrants that could potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

(l) Financial instruments:

The Company's financial assets and liabilities consist of cash and cash equivalents, short-term investments, accounts and other receivables and accounts payable and accrued liabilities. The fair value of the Company's financial assets and liabilities is estimated to approximate their carrying value.

2. Significant accounting policies (continued):

(m) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs and the determination of future income taxes. Actual results may differ from management's estimates.

(n) Segmented information:

The Company's principal operations are located in Tanzania. The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties. Substantially all mineral properties (note 3) and equipment and leasehold improvements are situated in Tanzania (note 4).

3. Mineral properties and deferred exploration costs:

The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company's concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance licence, the Company is required to carry out a minimum amount of exploration work before a mining licence can be granted for further development. A prospecting licence is issued for a period of up to three years and renewable two times for a period up to two years each. At each renewal at least 50% of the area is relinquished. A reconnaissance licence is issued for one year and renewed for a period not exceeding a year. All prospecting licences are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians. In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

(Expressed in Canadian dollars)

3. **Mineral properties and deferred exploration costs (continued):**

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2002	$ 7,288,200	$ 2,498,293	$ 1,072,516	$ 2,177,768	$ 785,565	$ 1,424,545	$ 1,330,002	$ 984,190	$ 679,869	$ 311,607	$ 18,552,555
Exploration expenditures:											
Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	729,734
Geological consulting and field wages	22	314	6,510	47,786	1,234	-	5,376	130	278	397	62,047
Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465	-	24,619	16,421	1,896	34,623	187,031
Property acquisition costs	-	40,519	36,183	-	6,900	-	-	-	12,501	57,850	153,953
Parts and equipment	-	-	-	1,454	-	-	1,875	-	-	2,937	6,266
Trenching and drilling	-	-	-	122,563	-	-	-	16,393	-	-	138,956
Option payments received	(11,410)	-	-	-	-	(56,974)	(44,419)	(11,410)	(60,752)	-	(184,965)
Reclassifications	-	-	371,411	-	-	4,270	(371,411)	-	-	(4,270)	-
	4,891	80,937	424,865	450,912	69,136	133,163	(293,374)	60,722	(26,675)	246,750	1,151,327
	7,293,091	2,579,230	1,497,381	2,628,680	854,701	1,557,708	1,036,628	1,044,912	653,194	558,357	19,703,882
Write-offs	(729,309)	-	-	(35,342)	-	-	(106,386)	-	(10,744)	(149,655)	(1,031,436)
Balance, August 31, 2003	6,563,782	2,579,230	1,497,381	2,593,338	854,701	1,557,708	930,242	1,044,912	642,450	408,702	18,672,446
Exploration expenditures:											
Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
Property acquisition costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
	1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850
Balance, August 31, 2004	6,565,003	2,819,621	1,768,493	2,788,862	1,054,863	1,528,023	589,982	1,071,189	652,479	1,014,781	19,853,296
Exploration expenditures:											
Camp, field supplies and travel	339	17,089	-	4,432	20,091	-	6,248	1,849	-	111,172	161,220
Exploration and field overhead	2,800	142,948	28,278	29,945	68,848	16,095	63,611	36,488	14,109	534,210	937,332
Geological consulting and field wages	-	-	14,332	-	-	-	-	-	-	-	14,332
Geophysical and geochemical	-	30,200	-	42,932	33,298	34	9,271	1,893	1,393	83,610	202,631
Property acquisition costs	18,635	92,788	16,549	-	60,149	12,075	-	-	-	242,019	442,215
Parts and equipment	-	4,639	-	-	-	-	-	-	-	-	4,639
Trenching and drilling	-	40,593	-	-	899	3,502	-	-	-	9,739	54,733
Recoveries	(24,146)	-	-	-	-	(130,226)	-	(24,146)	(122,673)	-	(301,191)
	(2,372)	328,257	59,159	77,309	183,285	(98,520)	79,130	16,084	(107,171)	980,750	1,515,911
	6,562,631	3,147,878	1,827,652	2,866,171	1,238,148	1,429,503	669,112	1,087,273	545,308	1,995,531	21,369,207
Write-offs	(656,500)	-	-	(73,010)	-	-	(316,476)	(299,118)	(43,399)	(241,429)	(1,629,932)
Balance, August 31, 2005	5,906,131	3,147,878	1,827,652	2,793,161	1,238,148	1,429,503	352,636	788,155	501,909	1,754,102	19,739,275

(Expressed in Canadian dollars)

3. Mineral properties and deferred exploration costs (continued):

The Company has assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2005.

(a) Itetemia Project:

The Itetemia property consists of seven (2004 - nine) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Itetemia Project.

One prospecting licence is subject to a 3% net smelter royalty.

The Company acquired a 90% interest in another of the prospecting licences through an agreement with the State Mining Corporation ("Stamico") dated July 18, 1994. Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting licence by meeting 20% of the costs required to place the property into production. The Company retains the right to purchase one-half of Stamico's 2% royalty interest in exchange for US$1,000,000.

The Company is required pay to Stamico an annual option fee of US$15,000 for each of 2006 and 2007 and US$20,000 thereafter.

During the year ended August 31, 2005, the Company abandoned certain licences in the area and wrote-off $656,500 of costs related to the abandoned area.

(b) Luhala Project:

The Luhala property consists of eight (2004 - five) contiguous prospecting licences. Collectively, the Company refers to these concessions as the Luhala Project.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licences, named Shilalo, Ngobo and Sima. For Ngobo, the Company must make payments totalling US$132,000 over six years (US$102,000 paid to date with the balance of US$30,000 due in 2006) and for Sima, payments totalling US$84,000 over six years (US$66,000 paid to date with the balance due of US$18,000 due in 2006) in order to maintain the options. The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo licence, the vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.

(c) Kigosi:

The Kigosi property consists of fifteen (2004 - nine) prospecting licences. During the year ended August 31, 2003, the Company reclassified five licences from the Ushirombo and Ushirombo West with deferred costs of $371,411 (note 3(g)) to the Kigosi property. The Company has a 100% interest in two of the licences and, through prospecting and mining option agreements entered into in the 2003 fiscal year, has options to acquire between 51% to 90% interests in the other thirteen licences. The Company must make payments totalling US$162,000 over eight years (US$36,000 paid to date with the balance required as follows: 2006 - US$16,000; 2007 - US$18,000; 2008 - US$20,000; 2009 - US$22,000; 2010 - US$24,000, 2011 - US$26,000) and is required to fund all costs of exploration of the properties in order to maintain the options.

(Expressed in Canadian dollars)

3. Mineral properties and deferred exploration costs (continued):

(c) Kigosi (continued):

On July 21, 2003, the Company entered into an agreement with Ashanti Goldfields (Cayman) Limited ("Ashanti"), granting Ashanti the option to acquire the total rights, titles and interests of the Company in the prospecting licences in the Kigosi area, save and except for a royalty varying between 0.5% to 2% of net smelter returns, depending on the market price of gold, to be paid by Ashanti to the licence owners. To maintain and exercise the option, Ashanti must expend US$300,000 within the first year and US$800,000 within the second year of closing the agreement, complete various diamond drilling requirements and complete a bankable feasibility report within five years of the closing of the agreement.

Ashanti must also make the following payments to the Company (US$75,000 paid to date):

Year one	US$	200,000
Year two		150,000
Year three		180,000
Year four		260,000
Year five		340,000

In addition, Ashanti must make payments to the Company of US$25,000 for each licence in excess of three held 24 months subsequent to the closing of the agreement and US$25,000 for each licence held in excess of two in subsequent years.

Should Ashanti complete a bankable feasibility report and make a positive production decision before the fifth anniversary date of the closing of the agreement, then the above payments and drilling by Ashanti shall no longer be required.

(d) Lunguya:

The Lunguya property consists of seven (2004 - six) prospecting licences. Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the six licences. To maintain the options, the Company is required to make certain expenditure requirements and fund all exploration costs of the properties.

During the year ended August 31, 2005, the Company abandoned certain licences within the area and wrote-off $73,010 of costs related to the abandoned area.

(Expressed in Canadian dollars)

3. Mineral properties and deferred exploration costs (continued):

(e) Kanagele:

The Kanagele property consists of eleven (2004 - six) prospecting licences. In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$22,000 paid to date) in exchange for a 90% interest in three prospecting licence and an option to purchase the remaining 10% upon production decision. In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$21,000 paid to date) over nine years and another option agreement for one prospecting licence requiring payments of US$90,000 over five years (US$15,000 to date). The Company has options to acquire a 65% interest in the other three licences acquired through prospecting and option agreements. The Company is required to fund all exploration costs of the properties.

In 2005, the Company entered into an agreement on two prospecting licenses for an 85% interest requiring payments of US$173,000 over six years ($17,000 paid to date).

Details by year of the required option payments described above are as follows:

2006	US$	59,000
2007		68,000
2008		77,000
2009		51,000
2010		55,000
Thereafter		95,000
	US$	405,000

(f) Tulawaka:

The Tulawaka property consists of fifteen (2004 - eight) prospecting licences. Seven of the licences are held by the Company and through prospecting and option agreements has options to acquire interests ranging from 65% to 90% in the other four licences. Twelve licences are subject to an option agreement with Northern Mining Explorations Ltd. ("Northern") (note 3(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license. The Company must make payments of US$117,000 over nine years, (US$19,000 paid to date with the balance required as follows: 2006 - US$11,000; 2007 - US$12,000; 2008 - US$13,000; 2009 - US$14,000; 2010 - US$15,000; 2011 - US$16,000; 2012 - US$17,000) and is required to fund all exploration costs of property to maintain its option.

(g) Ushirombo and Ushirombo West:

The Ushirombo and Ushirombo West properties consist of twelve prospecting licences (2004 - twelve prospecting licences). The Company holds 100% interest in one of these licences and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other eleven licences. The Company is required to fund all exploration costs of the properties.

(Expressed in Canadian dollars)

3. Mineral properties and deferred exploration costs (continued):

(g) Ushirombo and Ushirombo West (continued):

During the year ended August 31, 2005, the Company abandoned certain licences within the area and wrote-off $316,476 of costs related to the abandoned area.

(h) Mbogwe:

The Mbogwe property consists of four (2004 - seven) licences. The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licences. The Company is required to fund all exploration costs of the properties. One of the licences is subject to the option agreement with BEAL (note 3(k)).

During the year ended August 31, 2005, the Company abandoned certain licences within the area and wrote-off $299,118 of costs related to the abandoned area.

(i) Biharamulu:

The Biharamulu property consists of five (2004 - six) prospecting licences. The Company has a 100% interest in two of these licences and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other three licences. The Company is required to fund all exploration costs of the properties. Four of the licences are subject to the option agreement with Northern (note 3(l)).

During the year ended August 31, 2005, the Company abandoned certain licences in the area and wrote-off $43,399 of costs related to the abandoned area.

(j) Other:

The Company's other properties consist of several prospecting licences. The Company has options to acquire interests in these properties ranging from 51% to 100%. To maintain these options and licences, the Company must make the following future payments to maintain its options:

2006	$ 266,000
2007	282,500
2008	314,500
2009	311,500
2010	341,500
Thereafter	703,500
	$ 2,219,500

During the year ended August 31, 2005, the Company abandoned certain licences in the area and wrote-off $241,429 of costs related to the abandoned area.

(Expressed in Canadian dollars)

3. Mineral properties and deferred exploration costs (continued):

(k) Joint venture with Barrick Exploration Africa Ltd. ("BEAL"):

Barrick Exploration Africa Ltd. ("BEAL") has the option to acquire the total rights, titles and interests of the Company in twelve prospecting licences in different properties, herein called the BEAL project. In exchange for this option, BEAL was required to pay US$100 to the Company. To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting licence. In addition, BEAL must make the following annual payments to the Company for each retained prospecting licence (US$50,000 paid to date):

December 2005	US$	40,000
December 2006 and subsequent years		40,000

Within thirty days after commercial production, BEAL must pay US$1,000,000 and an additional US$1,000,000 on each of the next two years. BEAL will also pay the owner of the licence 1.5% of net smelter returns.

During the years ended August 31, 2005, 2003 and 2002, the Company received from BEAL notices of relinquishment for all rights, titles, and interests for a total of ten prospecting licenses included in the option agreement.

As at August 31, 2005, of the two remaining prospecting licences in the BEAL project, one licence is located in Mbogwe and one in Itetemia.

(l) Option Agreement with Northern Mining Explorations Ltd. ("Northern"):

On January 20, 2003, and as amended on March 18, 2003, the Company entered into an agreement with Northern granting Northern the exclusive option to acquire the total rights, titles and interests of the Company in ten prospecting licences. In exchange for this option, Northern was required to pay US$80,000. In addition, to maintain and exercise the option, Northern must make annual payments for each retained prospecting licence, incur minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licences and complete a feasibility study by December 31, 2008. Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

As at August 31, 2005, of the ten prospecting licences optioned to Northern, four are located in Biharamulu, six are located in Tulawaka.

(Expressed in Canadian dollars)

3. Mineral properties and deferred exploration costs (continued):

(l) Option Agreement with Northern Mining Explorations Ltd. ("Northern") (continued):

On September 7, 2004, the Company entered into a second option agreement with Northern, granting Northern the exclusive option to acquire the total rights, titles, and interest of the Company in six prospecting licenses. In exchange for this option, Northern is required to make annual payments for each retained prospecting license, incur minimum exploration and development expenditures and certain drilling requirements, and undertake all obligations of the Company in respect of the licenses. Upon exercise of the option, the Company shall retain a net smelter royalty fluctuating between 0.5% to 2% depending on the price of gold.

4. Equipment and leasehold improvements:

2005	Cost	Accumulated amortization	Net book value
Drilling equipment	$ 564,311	$ 18,810	$ 545,501
Automotive under capital lease	214,712	8,962	205,750
Automotive	157,279	97,008	60,271
Computer equipment	107,043	54,155	52,888
Machinery and equipment	101,078	46,168	54,910
Leasehold improvements	6,873	4,137	2,786
	$ 1,151,296	$ 229,240	$ 922,106

2004	Cost	Accumulated amortization	Net book value
Machinery and equipment	$ 88,386	$ 33,854	$ 54,532
Automotive	169,300	111,231	58,069
Computer equipment	101,471	44,262	57,209
Leasehold improvements	10,770	7,076	3,694
	$ 369,927	$ 196,423	$ 173,504

TAN RANGE EXPLORATION CORPORATION
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended August 31, 2005 and 2004

5. Obligations under capital lease:

During the year, the Company has financed two vehicles by entering into capital leasing arrangements. Future minimum lease obligations are due as follows:

2006	$ 51,340
2007	51,340
2008	51,340
2009	51,340
2010	42,783
Net minimum lease payments	248,143
Less amount representing interest at 9.0%	(38,498)
Present value of net minimum capital lease payments	209,645
Current portion	34,634
	$ 175,011

Interest of $3,040 (2004 - nil) relating to obligations under capital lease has been included in interest expense.

6. Income taxes:

Substantially all differences between actual income tax recovery of $647,565 (2004 - nil) and the expected income tax recovery rebate to losses not recognized for tax purposes.

The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2005 and 2004 are as follows:

	2005	2004
Future income tax assets:		
Equipment	$ 78,000	$ 173,000
Non-capital losses for tax purposes	2,070,000	3,911,000
Capital losses for tax purposes	43,000	45,000
Resource related deductions carried forward	3,500,000	1,130,000
	5,691,000	5,259,000
Valuation allowance	(5,691,000)	(5,259,000)
Net future income tax assets	$ -	$ -
Future income tax liabilities:		
Mineral properties	$ -	$ 647,565
Net future income tax liabilities	$ -	$ 647,565

(Expressed in Canadian dollars)

6. Income taxes (continued):

In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

At August 31, 2005, the Company has approximately $6,000,000 of Canadian non-capital losses available for income tax purposes to reduce Canadian taxable income in future years that expire in years up to, and including 2014.

The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes, and resource pools of approximately $10,100,000 which are available indefinitely to reduce future income for tax purposes..

7. Share capital:

(a) Authorized:

91,000,000 common voting shares (2004 - 91,000,000; 2003 - unlimited number of common voting shares)

(b) Issued common shares, warrants and share subscriptions:

	Number of shares		Amount
Balance, August 31, 2002	74,714,203	$	35,821,706
Issued for cash	474,064		700,000
Collection of previous year's subscription receivable	-		102,000
Stock options exercised	2,454,000		1,255,700
Issued on exercise of warrants	2,549,275		1,544,565
Balance, August 31, 2003	80,191,542		39,423,971
Issued for cash	1,477,050		2,250,000
Issued for share subscription previously received	65,445		125,000
Stock options exercised	730,000		346,500
Balance, August 31, 2004	82,464,037		42,145,471
Stock options exercised	107,500		69,325
Issued for cash	2,204,517		2,625,000
Balance, August 31, 2005	84,776,054	$	44,839,796

The Company had no share purchase warrants outstanding as at August 31, 2005 and 2004.

(Expressed in Canadian dollars)

7. Share capital (continued):

(b) Issued common shares, warrants and share subscriptions (continued):

On March 5, 2003, the Company completed a private placement subscription agreement with the Company's chairman and CEO for the sale of between $1,500,000 to $3,000,000 worth of common shares of the Company in 24 separate monthly closings. The sales price of the common shares was equal to the five day weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing date. Each closing was to be between $62,500 to $125,000. As at August 31, 2005, the Company has issued in total 2,137,629 common shares and received $2,950,000 pursuant to this subscription agreement.

On January 13, 2005, the Company completed a private placement subscription agreement with the Company's chairman and CEO for the sale of $3,000,000 worth of common shares in eight separate quarterly closings. The sales price of the common shares will be equal to the five day weighted average trading price for the last five consecutive trading days of each quarter immediately preceding the closing date. As at August 31, 2005, the Company issued in total 642,169 common shares and received $750,000 pursuant to this agreement.

During the year ended August 31, 2005, in addition to the monthly and quarterly private placements discussed above, the chairman and CEO also subscribed for an additional 819,000 common shares at a price of $1.221 per share, resulting in gross proceeds of $1,000,000 to the Company. During the year ended August 31, 2004, in addition to the monthly private placements discussed above, the chairman and CEO also subscribed for an additional 622,278 common shares of the Company at $1.607 per share, resulting in gross proceeds of $1,000,000 to the Company.

As at August 31, 2005, the Company has received $813,828 in cash share subscriptions from the chairman and CEO pursuant to another private placement subscription agreement. These funds are recorded as share subscriptions received at August 31, 2005 (note 10(b)).

(Expressed in Canadian dollars)

7. Share capital (continued):

(c) Stock options:

The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion. The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority. Options must expire no later than five years from the date such options are granted. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders. Stock option activity during the three years ended August 31, 2005 was as follows:

	Number of shares	Weighted average price
Outstanding, August 31, 2003	1,255,000	$ 0.59
Exercised	(730,000)	0.47
Outstanding, August 31,2004	525,000	0.76
Exercised	(107,500)	0.64
Outstanding, August 31, 2005	417,500	$ 0.79

At August 31, 2005, the following director and employee stock options were outstanding and exercisable:

Number of common shares	Exercise price	Expiry date
5,000	$ 0.51	August 7, 2006
362,500	0.79	May 3, 2007
50,000	0.83	June 20, 2007
417,500		

(d) Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan ("ESOP") for all eligible employees, consultants, and directors. The Company matches 100 percent of participants' contributions up to 5 percent of the participants' salaries and 50 percent of participants' contributions between 5 percent and 30 percent of the participants' salaries. All contributions fully vest immediately. ESOP compensation expense for the year ended August 31, 2005 was $57,362 (2004 - $47,897) and is included in salaries and benefits.

(Expressed in Canadian dollars)

8. Related party transactions:

In addition, to related party transactions disclosed elsewhere in these consolidated financial statements, during the year ended August 31, 2005, $44,813 (2004 - $22,435; 2003 - $178,894) was paid or payable by the Company to certain directors or entities affiliated with the directors and a former director for consulting fees. Directors were paid $92,986 (2004 - $88,470; 2003 - $5,600) for director fees.

Accounts and other receivables include $46,000 (2004 - $21,000) receivable from an entity related to a director.

Accounts payable and accrued liabilities include $24,325 (2004 - $15,291) payable to certain directors and a former director for consulting and director's fees.

9. Commitments:

In addition to the property payments committed to by the Company to maintain options in certain prospecting and mining option agreements (note 3), the Company is committed to rental payments of approximately $15,750 for premises in 2006.

10. Subsequent events:

(a) From September 1, 2005 to November 4, 2005, the Company entered into six new prospecting licenses. Five of these represent renewals of past licenses.

(b) Subsequent to August 31, 2005, the Company issued 442,478 common shares, to the chairman and CEO of the Company in consideration for $813,828 in previously paid share subscriptions (note 7(b)) and further cash proceeds of $136,172.

CORPORATE INFORMATION

Corporate Head Office
93 Benton Hill Road
Sharon, CT 06069

Tel: 860.364.1830
Fax: 860.364.0673

Canadian Office
Suite 1400, 355 Burrard Street
Vancouver, BC, Canada
V6C 2G8

Tel: 604.669.5598
Fax: 604.669.8915
Toll Free: 1.800.811.3855

email: tnxcorporate@tanrange.com
Website: www.tanrange.com

Exploration Office
P.O. Box 10953
Mwanza, Tanzania

Tel: 255.28.250.2343
Fax: 255.28.250.2305

Stock Exchange Listing
Toronto Stock Exchange
Trading Symbol: **TSX: TNX**
American Stock Exchange
Trading Symbol: **AMEX: TRE**

Share Capital
Issued and Outstanding
85,218,532 (Nov. 30/05)

Legal Counsel
MacLeod Dixon LLP
3700 Canterra Tower
400 Third Avenue, SW
Calgary, AB, Canada
T2P 4H2

Auditors
KPMG LLP
777 Dunsmuir Street
P.O. Box 10426 Pacific Centre
Vancouver, BC, Canada
V7Y 1K3

Transfer Agent and Registrar
Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, BC, Canada
V6C 3B9

Directors/Officers

James E. Sinclair
Chairman and CEO, Director

Jonathan G. Deane M.Sc.(Geol.), B.Sc.(Honors)
President

Victoria Luis MBA, CSCPA, Member AICPA
Chief Financial Officer, Corporate Secretary, Director

Marek Kreczmer M.Sc.(Geol.), B.Sc.(Geol.)
Chairman-Technical Committee, Director

Dr. William M. Harvey B.A., Ph.D.
Director

Ulrich Rath B.Sc.(Hon), M.Sc.(Geol.)
Director

Rosalind Morrow B.A., B.Ed.,LL.B.
Director

Anton Esterhuizen B.Sc. (Hons), M.Sc. (Mineral Exploration) (Rhodes), Sci. Nat.
Director

Dr. Norman Betts PhD., FCA
Director



TAN RANGE EXPLORATION CORPORATION





www.tanrange.com